SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  23 August 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 23 August 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 22 August 2007

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement:

'22 August 2007-

National Grid plc – Update on National Grid Acquisition of Keyspan’

22 August 2007

National Grid plc

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid announces that the New York State Public Service Commission (NYPSC) has today unanimously voted to approve the acquisition of KeySpan.

This follows the settlement in principle previously announced on 9 July 2007 and is the final step in the thorough review process the merger has received by the Public Service Commission and staff for over a year.

During the session, the Commission set out additional conditions for the acquisition on which their approval is based. These relate to financial ring-fencing for customers, service quality and details around the required sale of Ravenswood. A written order is expected on Thursday 23 August. On receipt, National Grid will consider these conditions and, if acceptable, will move swiftly towards completion of the transaction.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)